

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

September 5, 2008

By U.S. mail and facsimile

Mr. Yuchuan Liu, Chief Executive Officer
Sino Gas International Holdings, Inc.
No. 18 Zhong Guan Cun Dong St.
Haidian District
Beijing, P.R. China 100083

> **Re:** **Sino Gas International Holdings, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
> **Filed May 22, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2008**
> **Filed August 14, 2008**
> **Response Letter Dated May 22, 2008**
> **File No. 000-51364**

Dear Mr. Liu:

　　We have reviewed your filings and response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Explanatory Note

1.   We note that you amended your Form 10-KSB to restate your accrued liabilities.
        Please provide the disclosures set forth in paragraph 26 of SFAS 154. Tell us
        why your auditors did not include an explanatory paragraph related to the
        restatement. Explain to us why you did not report the non-reliance on your
        financial statements under Item 4.02 on Form 8-K.

Our Strategy, page 12

2.   We note in the last paragraph of page 12 that you acquired three locations. Please
        tell us how much you paid for these acquisitions and how you accounted for the
        acquisitions. Confirm whether the three locations are the purchases described in
        Note 16 to your consolidated financial statements.

3.   We note in the last sentence on page 12 that you expect to complete a significant
        acquisition in the near future. Please tell us whether the acquisition has occurred.
        If the acquisition has occurred, tell us where you have disclosed the acquisition in
        your Forms 10-Q for the fiscal quarter ended June 30, 2008 or March 31, 2008. If
        the acquisition has not occurred and you still expect it to occur, tell us how you
        considered the guidance in Rule 8-04 of Regulation S-X in determining whether
        to file financial statements for the target entity.

Controls and Procedures, page 39

4.   Please disclose the principal executive and financial officers' conclusions
        regarding the effectiveness of your disclosure controls and procedures, and
        provide the disclosure in your Forms 10-Q for the fiscal quarters ended June 30,
        2008 and March 31, 2008, as well. Refer to Item 307 of Regulation S-K for
        additional guidance.

Consolidated Financial Statements, page 53

Consolidated Statements of Cash Flows, page F-6

5.   We note your response to comment 5 of our letter dated February 7, 2008. It
        remains unclear to us where you have presented the cash payment for the
        December 2006 acquisitions in the amounts of $258,000 and $1,227,000, on your
        consolidated statement of cash flow for 2006. Generally, payments for purchases
        of businesses, net of cash acquired, are presented as a separate investing activity
        line item, pursuant to paragraph 17.b. of SFAS 95. Please tell us where the cash

paid for the two business acquisitions are presented on your cash flow statement, and tell us why you do not present them separately.

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-13

6.   We note your response to comment 2 of our letter dated February 7, 2008. It remains unclear to us whether connection fees represent a separate earnings process. In other words, it appears the customers would ascribe most, if not all, value on the delivery of gas and not the connections to their residences. The substance of the transaction indicates that the customer is paying for a service that is delivered over time; and thus, revenue recognition should occur over the period that service is provided. To help us further understand the substance of the gas connections, please explain to us each of the following:

   a) Whether you have ever provided gas connection services to a residence for which another party subsequently delivered gas to the residence;

   b) Whether you would charge gas connection fees to a new resident if the residence to which you provided gas connection services changes residents; and

   c) Whether there are any other factors that would support the notion that the gas connections represent a separate earnings process.

   We encourage you to refer to the guidance in SAB Topic 13(a)(3)(f) and phone us with your independent accountants to discuss the revenue recognition of connection fees in more detail.

Note 4. Accounts Receivable, page F-17

7.   We note that you have disclosed the agings of your accounts receivable in response to comment 3 of our letter dated February 7, 2008. We note that the accounts receivable aged over 180 days significantly exceeds the amount of allowance for doubtful accounts. Please tell us why you believe these long outstanding accounts receivable balances are still collectible. To the extent that you continue to recognize revenue from sales to customers that possess the long outstanding accounts receivable balance, tell us why you believe you have satisfied the criteria in SAB Topic 13:A.1 that collectibility is reasonably assured when you have not received payment from these customers for over 180 days. In your response, describe the amount of revenues recognized in each of 2005, 2006, 2007 and the interim period of 2008 to customers with accounts receivable

balances aged over 180 days. Tell us the amounts written-off for each period and whether the significantly aged accounts receivable were subsequently collected.

Note 10. Capital Stock. page F-20

Preferred Stock, page F-21

8.   We note that you do not have sufficient unissued authorized common stock to allow for a complete conversion. Paragraph 19 of EITF 00-19 states that if settlement of contract could require a company to obtain shareholder approval to increase the number of authorized shares, settlement is not within the control of the company. In such an instance, liability classification of the convertible instrument is required. Please tell us why you believe that the settlement of the conversion of these shares is within the control of the Company, or revise your financial statements as appropriate.

Conversion, page F-21

9.   We note in the last paragraph that the series B convertible preferred stock is convertible at the then applicable rate. Please disclose how the conversion rate is determined and quantify the rate that was applicable at December 31, 2007.

Total Capitalization, page F-22

10.   We note in your statements of stockholders' equity that you issued stock and warrants in 2007. Related to the issuance of stock and warrants, please address the following:

a) Clarify in your schedule of total capitalization those issuances that occurred in 2007.

b) Disclose the consideration received for each issuance of common and preferred stock.

c) Disclose the number of warrants issued as part of those issuance and the significant terms of those warrants (e.g., term, exercise price, etc.).

d) Disclose how you accounted for the warrant issuance, the fair value of the warrants issued, and how you determined the fair value of the warrants.

e) Disclose a rollforward of the number of warrants outstanding and their weighted-average exercise price.

Note 15. Discontinued Operation Segment, page F-26

11.   We note that you disposed of Anping Weiye in June 2007. Please revise your
        cash flow statement on page F-6 to present the proceeds from the sale of Anping
        Weiye as an investing activity and the gain or loss from the sale as an adjustment
        to net income to arrive at cash provided by operating activities, or tell us why
        such revisions are not necessary. In addition, tell us why you did not present the
        results of operations of Anping Weiye and Pegasus Tel as a discontinued
        operation on the face of your statements of operations. Refer to paragraphs 41 to
        44 of SFAS 144 for additional guidance.

Note 16. Acquisitions, page F-27

12.   We note that you acquired Beijing Chenguag Gas Ltd. and Guannan Weiye Gas
        Co., Ltd during 2007. Please disclose the following for each acquisition:

        a) a condensed balance sheet disclosing the amount assigned to each major asset
            and liability caption of the acquired entity; and

        b) the total amount assigned to each major intangible asset class (for example,
            franchise rights) and goodwill.

Note 17. Earnings per share, page F-24

13.   We note that you disclosed pro forma earnings per share in the absence of
        constructive preferred dividend. This measure appears to be a non-GAAP
        measure as defined by Item 10(e) of Regulation S-K, which prohibits the
        disclosure of non-GAAP measures in financial statements. Please eliminate the
        disclosure of pro forma earnings per share in the absence of constructive preferred
        dividend.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Consolidated Statements of Income, page 4

14.   We note that the diluted earnings per share was higher than basic earnings per
        share (EPS) for the three and six months ended June 30, 2008. Paragraph 13 of
        SFAS 128 stipulates that the computation of diluted EPS shall not assume the
        conversion or exercise of securities that would have an antidilutive effect on EPS.
        Please revise EPS to remove the antidilutive effect of the securities and disclose
        the number of securities that could potentially dilute basic EPS in the future in
        that were not included in the computation of diluted EPS because to do so would
        have been antidilutive for the period presented.

Note 8. Short-Term Bank Loans, page 22

15.   Please disclose the length of the term, interest rate, and any other significant
        terms of the loan agreements for the loans from Huashang Bank Co., Ltd.

Note 12. Extraordinary Event, page 28

16.   We note that you recorded that you paid $456,751 for liquidated damages in May
        2008 and recorded the expense as an extraordinary loss. The payment of
        liquidated damages does not appear to meet the criteria within paragraph 20 of
        APB 30 of being unusual in nature and infrequent of occurrence. Please
        reclassify the expense for the liquidated damages as a non-operating expense.

Management's Discussion and Analysis, page 29

Other Receivable, page 41

17.   We note that the other receivables balance has increased significantly. Please tell
        us what the receivable from Shanghou Debt Corp and Baoding City Management
        Department represent and what gave rise to the receivables. Second, reconcile for
        us the difference in the balance presented in Note 5 of $5,484,129 versus the
        amount on the balance sheet of $6,486,784. Last, explain what the payment to
        Chenguang represents and how it gives rise to a receivable.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

You may contact Ryan Milne at (202) 551-3688 if you have questions regarding these comments and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel
and Health Care Services

cc: via facsimile
    Gang Cheng
    Cadwalader, Wickersham & Taft, LLP
    + 86 (10) 6599 7300